Exhibit 99.1

Webuy Receives Nasdaq Notification Regarding Minimum Bid Requirements

Singapore - January 29, 2024 - Webuy Global Ltd. (Nasdaq: WBUY) (“Webuy” or the “Company”), an emerging community e-commerce retailer with a focus on grocery and travel in Southeast Asia, today announced that on January 26, 2024, it received written notification from the Nasdaq Listing Qualifications (“Nasdaq”) for failing to maintain a minimum bid price of U.S.$1.00 per share for the last 30 consecutive business days, as required by Nasdaq Listing Rule 5550(a)(2) – bid price (the “Minimum Bid Price Rule”).

The Nasdaq notification has no immediate effect on the listing of Webuy’s shares. Under Nasdaq Listing Rule 5810(c)(3)(A), Webuy has 180 calendar days, or until July 24, 2024, to regain compliance. If at any time over this period the bid price of Webuy’s shares closes at U.S.$1.00 per share or more for a minimum of ten (10) consecutive business days, Nasdaq will provide written confirmation of compliance and the matter will be closed.

If the Company does not regain compliance within the initial 180-day period, Webuy may be eligible for an additional 180 calendar days to regain compliance, provided that it otherwise meets the continued listing requirements for market value of publicly-held shares and all other initial listing standards under Nasdaq Listing Rule 5505 except for the Minimum Bid Price Rule, and provides a written notice of its intention to cure this deficiency during the second compliance period, by effecting a reverse stock split, if necessary. If Webuy is not granted additional time, then its shares will be subject to delisting, at which time Webuy may appeal the delisting determination to a Nasdaq Hearings Panel.

Vincent Xue Bin, Chief Executive Officer and Co-Founder of Webuy Global, stated, “Our business is growing rapidly and our financials are stronger than ever. We do not believe the current share price reflects our intrinsic value, and look forward to a number of upcoming, potentially transformative events that we believe will create even further value for our shareholders. It is our hope and expectation that as we continue to execute our business model, this will be reflected in the market, allowing us to meet the minimum bid price requirement.”

About Webuy Global Ltd

Webuy Global Ltd (Nasdaq: WBUY) is an innovative, technology-focused company with a goal of building the most trusted retail brand and advanced e-commerce platform in Southeast Asia, designed to leverage data in order to provide a community-driven experience for consumers. The Company’s unique ‘group buy’ business model is set to revolutionize traditional shopping practices, by offering substantial cost savings to customers through an efficient purchasing model and community-centric approach. Akin to group purchases and bulk orders, this approach simplifies the process for customers, eliminating the need for individual bulk purchases. Furthermore, the Company’s business model streamlines the traditional supply chain by minimizing the involvement of intermediaries, thereby offering a more direct “farm-to-table” supply model. The Company’s vision is to enable the ten million families in Southeast Asia to live a healthier, higher-quality lifestyle. Additional information about the Company is available at http://webuy.global/

Forward-Looking Statements

This press release contains forward-looking statements regarding the Company’s current expectations. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict. These risks and uncertainties are described more fully in the section captioned “Risk Factors” in the Company’s registration statement on Form F-1 related to the public offering (SEC File No. File No. 333-271604) and annual report on Form 20-F. Forward-looking statements contained in this announcement are made as of this date, and the Company undertakes no duty to update such information except as required under applicable law.

Contact:

Crescendo Communications, LLC

Tel: 212-671-1020

Email: wbuy@crescendo-ir.com